

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2018

Imran Firoz
Chief Financial Officer
FDCTech, Inc.
1460 Broadway
New York, NY 10036

>   Re: **FDCTech, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed May 17, 2018**
>   **File No. 333-221726**

Dear Mr. Firoz:

Our preliminary review of your amended registration statement indicates that it fails in a material respect to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Specifically, we are unable to complete a review of the registration statement because your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: William B. Barnett, Esq.
Law Offices of Barnett & Linn